Exhibit 99.2

TERMINATION AGREEMENT

This TERMINATION AGREEMENT (this “Agreement”) is made as of July 12, 2021, by and among HUYA Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Huya”), Tiger Company Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands and a direct wholly owned Subsidiary of Huya (“Merger Sub”), DouYu International Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“DouYu”), and Nectarine Investment Limited, a business company with limited liability incorporated under the laws of the British Virgin Islands (“Tencent”).

The parties hereto are hereinafter together referred to as the “Parties” and each individually as a “Party.”

RECITALS

WHEREAS, each Party is a party to that certain Agreement and Plan of Merger, dated as of October 12, 2020 (the “Merger Agreement”); and

WHEREAS, the Parties desire to terminate the Merger Agreement and to be bound by the other provisions set forth below.

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements hereinafter contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

AGREEMENT

1.    Definitions. Capitalized terms used and not otherwise defined herein shall have the meanings given to such terms in the Merger Agreement.

2.    Termination of Merger Agreement. Pursuant to Section 9.1 of the Merger Agreement, the Parties hereby agree that the Merger Agreement, including all schedules and exhibits thereto, and all ancillary agreements contemplated thereby or entered pursuant thereto (collectively, the “Transaction Documents”), are hereby terminated effective immediately as of the date hereof and, notwithstanding anything to the contrary in the Transaction Documents, including but without limitation to Section 9.5 of the Merger Agreement, the Transaction Documents are terminated in their entirety and shall be of no further force or effect whatsoever. The Parties also acknowledge and agree that neither the Termination Fee nor the No Vote Termination Fee shall be payable in connection with the termination of the Merger Agreement or any other Transaction Documents hereunder.

3.	Mutual Release; Covenant Not to Sue.

(a)

Each Party does hereby knowingly, voluntarily, unconditionally and irrevocably waive, fully and finally release, acquit, forever discharge and hold harmless, each other Party and any of their respective former, current or future officers, directors, agents, advisors, representatives, managers, members, partners, shareholders, employees, Subsidiaries, Affiliates and officers, directors, members, managers and employees of Affiliates, principals, and any heirs, executors, administrators, successors or assigns of any said person or entity (the “Related Parties”), from any and all past, present, direct, indirect, and derivative liabilities, actions, causes of action, cases, claims, suits, debts, dues, sums of money, attorney’s fees, accounts, reckonings, bonds, bills, specialties, covenants, contracts, controversies, agreements, promises, variances, harms, damages, judgments, remedies, extents, executions, demands, liens and damages of every kind and nature, in law, equity or otherwise, asserted or that could have been asserted, under applicable Laws, known or unknown, suspected or unsuspected, foreseen or unforeseen, anticipated or unanticipated, whether or not concealed or hidden, at any time in the past until and including the date hereof (collectively, “Actions”), that in any way arise from or out of, are based upon, or are in connection with or relate to (i) Transaction Documents, (ii) any breach, non-performance, action or failure to act under the Transaction Documents and (iii) the proposed Merger, including the events leading to the abandonment of the Merger and the termination of the Merger Agreement or any other Transaction Documents (collectively, the “Released Claims”).

(b)

It is understood and agreed that the preceding paragraph is a full and final release covering all known as well as unknown or unanticipated debts, claims or damages of the Parties and their Related Parties relating to or arising out of the Transaction Documents. Therefore, each of the Parties expressly waives any rights it may have under any statute or common law principle under which a general release does not extend to claims which such Party does not know or suspects to exist in its favor at the time of executing the release, which if known by such Party must have affected such Party’s settlement with the other. In connection with such waiver and relinquishment, the Parties acknowledge that they or their attorneys or agents may hereafter discover claims or facts in addition to or different from those which they now know or believe to exist with respect to the Released Claims, but that it is their intention hereby fully, finally and forever to settle and release all of the Released Claims. In furtherance of this intention, the releases herein given shall be and remain in effect as full and complete mutual releases with regard to the Released Claims notwithstanding the discovery or existence of any such additional or different claim or fact.

(c)

Each Party hereby covenants to each other Party and their respective Related Parties not to, with respect to any Released Claim, directly or indirectly encourage or solicit or voluntarily assist or participate in any way in the filing, reporting or prosecution by such Party or its Related Parties or any third party of a suit, arbitration, mediation, or claim (including a third party or derivative claim) against any other Party and/or its Related Parties relating to any Released Claim. The covenants contained in this Section 3 shall survive this Agreement indefinitely regardless of any statute of limitations.

4.	Representations of the Parties. Each Party represents and warrants to the other Parties as follows:

(a)

This Agreement constitutes a valid and binding obligation of such Party, enforceable against such Party in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of law governing specific performance, injunctive relief or other equitable remedies.

(b)

The execution and delivery of this Agreement by such Party do not, and the performance by such Party of the transactions contemplated by this Agreement do not, in any material respect: (i) conflict with, or result in a violation or breach of, any provision of its organizational documents, (ii) conflict with, or result in any violation or breach of, or constitute (with our without notice of lapse of time, or both) a default under or require a consent or waiver under, any of the terms, conditions or provisions of any contractual restriction binding on such Party or affecting such Party or any of their assets; or (iii) conflict with or violate any order or judgment of any court or other agency of government applicable to such Party or any of its assets.

5.

Public Announcements. Any general notices, releases, statements or communications by either Party to the general public or the press relating to the reasons for or any of the events or circumstances surrounding the termination of the transactions contemplated by the Merger Agreement shall be made only at such times and in such manner as may be mutually agreed upon by the Parties, except as otherwise required by Law (and in such case only after a reasonable attempt has been made to consult with the other Parties to this Agreement).

6.

Notices. All notices, requests, instructions or other documents to be given under this Agreement shall be in writing and shall be deemed given (i) when delivered or sent if delivered in person, (ii) on the next Business Day in the place of receipt if transmitted by overnight courier service providing proof of delivery, or (iii) on the date delivered if sent by email or facsimile transmission prior to 5:00 p.m. local time in the place of receipt (if thereafter then the next Business Day) (provided, that confirmation of email receipt or facsimile transmission is obtained), in each case, as follows (or to such other Persons or addressees as may be designated in writing by the party to receive such notice provided that such designation shall only be effective on the date specified in such designation or five Business Days after the designation is given, whichever is later):

if to Huya or to Merger Sub, to:

Huya Inc.

Building A3, E-Park

280 Hanxi Road

Panyu District, Guangzhou 511446

People’s Republic of China

Attention: Catherine Xiaozheng Liu

Email:

with a copy to (which shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP

46/F, Jing An Kerry Center, Tower 2

No.1539 Nanjing West Road

Shanghai, China 200042

Attention: Haiping Li

Email:

if to DouYu, to:

DouYu International Holdings Limited

20/F, Building A, New Development International Center,

No. 473 Guanshan Avenue,

Hongshan District, Wuhan, Hubei Province,

People’s Republic of China

Attention: Mingming Su

Email:

with a copy to (which shall not constitute notice):

Davis Polk & Wardwell LLP

2201 China World Office 2, 1 Jian Guo Men Wai Avenue

Chaoyang District, Beijing

People’s Republic of China

Attention: Howard Zhang

He Li

Facsimile:

Email:

if to Tencent, to:

c/o Tencent Holdings Limited

Level 29, Three Pacific Place

1 Queen’s Road East

Wanchai, Hong Kong

People’s Republic of China

Attention: Compliance and Transactions Department

Email:

with copies to:

Tencent Binhai Towers, No.33 Haitian 2nd Road

Nanshan District, Shenzhen

P.R. China 518054

Attention: Mergers and Acquisitions Department

Email:

Latham & Watkins LLP

18th Floor, One Exchange Square

8 Connaught Place, Central

Hong Kong

Attention: Qiuning (Frank) Sun

Benjamin Su

Facsimile:

Email:

7.

Governing Law. This Agreement and any dispute, controversy or claim arising out of or in connection with it or its subject matter shall be governed by, and construed in accordance with, the Laws of the State of New York without regard to its conflicts of laws rules that would mandate the application of the Laws of another jurisdiction.

8.

Dispute Resolution. Any dispute, controversy or claim arising out of or relating to this Agreement or its subject matter (including a dispute regarding the existence, validity, formation, effect, interpretation, performance or termination of this Agreement) shall be finally settled by arbitration. The place and seat of arbitration shall be Hong Kong, and the arbitration shall be administered by the Hong Kong International Arbitration Centre (the “HKIAC”) in accordance with the HKIAC Administered Arbitration Rules then in force (the “HKIAC Rules”). The number of arbitrators shall be three (3) and the arbitrators shall be appointed in accordance with the HKIAC Rules. The language to be used in the arbitration proceedings shall be English. The award of the arbitral tribunal shall be final, conclusive and binding upon the Parties. Judgment upon any award may be entered and enforced in any court having jurisdiction over a Party or any of its assets. For the purpose of the enforcement of an award, the Parties irrevocably and unconditionally submit to the jurisdiction of any competent court and waive any defenses to such enforcement, including any defenses based on lack of personal jurisdiction or inconvenient forum.

9.

Further Assurance. Each Party undertakes with the other Parties to do all things reasonably within its power which are required or appropriate to give full effect to the spirit and intent of this Agreement.

10.

Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

11.

Injunctive Relief. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specified terms or was otherwise breached and that money damages would not be an adequate remedy for any breach of this Agreement. It is accordingly agreed that in any proceeding seeking specific performance each of the Parties shall waive the defense of adequacy of a remedy at law. Each of the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

12.

Other Agreements. This Agreement constitutes the entire agreement, and supersedes all prior agreements, understandings, negotiations and statements, both written and oral, among the Parties or any of their Affiliates with respect to the subject matter contained herein.

13.

No Assignment; Binding Effect. Neither this Agreement nor any right, interest or obligation hereunder may be assigned by any Party hereto without the prior written consent of the other Parties hereto and any attempt to do so shall be void, except for assignments and transfers by operation of any laws. Subject to the preceding sentence and Section 14 hereof, this Agreement is binding upon, inures to the benefit of and is enforceable by the Parties and their respective successors and assigns.

14.

Third Party Beneficiaries. Each Party acknowledges and agrees that each Party’s Related Parties are express third party beneficiaries of the releases of such Related Parties and covenants not to sue such Related Parties contained in Section 3 of this Agreement and are entitled to enforce rights under such section to the same extent that such Related Parties could enforce such rights if they were a party to this Agreement. Except as provided in the preceding sentence, there are no third party beneficiaries to this Agreement.

15.

Waiver. Except for the provisions of Section 3, any term of this Agreement may be waived at any time by the Party that is entitled to the benefit thereof, but no such waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the Party waiving such term or condition. No waiver by any Party of any term or condition of this Agreement, in any one or more instances, shall be deemed to be a waiver of any other term or condition nor construed as a waiver of the same or any other term or condition of this Agreement on any future occasion. All remedies, either under this Agreement or by any laws or otherwise afforded, shall be cumulative and not alternative.

16.

Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties.

17.	Descriptive Headings. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

18.	Amendments. Any amendments to this Agreement shall be in writing and shall require the consent of the Parties.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have executed, or caused their duly authorized representatives to execute, this Agreement as of the date first above written.

HUYA Inc.

By:	/s/ Hongqiang Zhao
Name: Hongqiang Zhao
Title: Director

Tiger Company Ltd.

By:	/s/ Rongjie Dong
Name: Rongjie Dong
Title: Director

[Signature Page to Termination Agreement]

IN WITNESS WHEREOF, the parties hereto have executed, or caused their duly authorized representatives to execute, this Agreement as of the date first above written.

DouYu International Holdings Limited

By:	/s/ Zhaoming Chen
Name: Zhaoming Chen
Title: Director

[Signature Page to Termination Agreement]

IN WITNESS WHEREOF, the parties hereto have executed, or caused their duly authorized representatives to execute, this Agreement as of the date first above written.

Nectarine Investment Limited

By:	/s/ Martin Lau
Name: Martin Lau
Title: Authorized Signatory

[Signature Page to Termination Agreement]